MAILANDER LAW OFFICE, INC.

835 5th Avenue, Ste. 312

San Diego, California 92101

(619) 239-9034

July 1, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN:

 Mr. Ethan Horowitz, Mr. Robert Carroll

Re:

Item 4.01 Form 8-K/A

Filed June 27, 2011; and,

Form 10-Q/A for the Quarter Ending December 31, 2010

Filed May 9, 2011

File No. 0-50191

Dear Mr. Horowitz and Mr. Carroll:

This follows up our correspondence and telephone discussions concerning the Registrants’ Form 8-K/A filed June 27, 2011, and the Form 10-Q/A for the Quarter Ended December 31, 2010, for Mustang Geothermal Corp., a Nevada corporation (the “Company”). These are the two outstanding items from the Commission’s comment letter of June 14, 2011.

Regarding the Form 8-K/A, the Company is filing herewith a letter from its previous independent auditor, Jewett Schwartz Wolfe & Associates, concerning Item 4.01 of Form 8-K/A wherein the Company correctly included the name of its independent auditor consistent with the PCAOB listing.

Regarding the Form 10-Q/A for the period ended December 31, 2011, the Company intends to amend its filing to reflect an impairment of the asset that will result in a write down and thus a reduction of the goodwill associated with the transaction to $0. The Company intends to file the Form 10-Q/A(2) not later than Friday, July 8, 2011.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

cc:  Richard Bachman

enc: Letter dated June 28, 2011 from Jewett Schwartz Wolfe & Associates